Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 9, 2007, accompanying the consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Atlas Pipeline Partners, L.P. and subsidiaries included in the Annual Report on Form 10-K for the year ended December 31, 2006, and we have issued our report dated March 9, 2007, accompanying management’s assessment of the effectiveness of internal control over financial reporting of Atlas Pipeline Partners, L.P. and subsidiaries included in the Annual Report on Form 10-K/A for the year ended December 31, 2006, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Cleveland, Ohio

November 13, 2007